CTI INDUSTRIES CORPORATION

22160 N. Pepper Road

Lake Barrington, Illinois 60010

Phone (847) 382-1000 – Fax: (847) 382-1219

July 7, 2016

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	CTI Industries Corporation

Registration Statement on Form S-3 Effective September 23, 2014

No. 333-198222

Withdrawal of Registration Withdrawal Request Previously Made on Form RW

Ladies and Gentlemen:

CTI Industries Corporation (the “Company”) hereby respectfully requests the withdrawal, effective immediately, of the registration withdrawal request filed on behalf of the Company on June 8, 2016 on Form RW (accession number 0001144204-16-107446) (the “Form RW”) in respect of the above-referenced registration statement. Based on circumstances, the filing of the Form RW was made in error as the Company seeks the continued ability to sell shares under that S-3 registration statement.

If you have any questions, please contact Gerald M. Miller of Vanasco Genelly & Miller at (312) 786-5100.

Respectfully submitted,

CTI Industries Corporation

By:	Stephen M. Merrick
Stephen M. Merrick, President